EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2000	2001	2002	2003	2004	Six months ended June 30, 2005
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 308	$ 358	$ 350	$ 351	$ 334	$157
Interest portion of annual rentals	8	6	4	4	4	3
Preferred dividends of subsidiaries (1)	18	16	14	11	12	6
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 334	$ 380	$ 368	$ 366	$ 350	$ 166
Earnings:						
Pretax income from continuing operations	$ 699	$ 731	$ 721	$ 742	$ 1,113	390
Total fixed charges (from above)	334	380	368	366	350	166
Less:						
Interest capitalized	3	11	29	26	8	9
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	62	12	(55)	8	36	16
Total earnings for purpose of ratio	$ 968	$ 1,088	$ 1,115	$ 1,074	$ 1,419	$ 531
Ratio of earnings to combined fixed charges and preferred stock dividends	2.90	2.86	3.03	2.93	4.05	3.20

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.